Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

October 15, 2014

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Microsoft Corporation

Form 10-K for the Fiscal Year Ended June 30, 2014

File No. 000-14278

Dear Mr. Krikorian,

This letter responds to your comments communicated to us in your letter dated September 30, 2014. Following are our responses to the specific comments in your letter.

General

1.	You told us in your letter dated January 10, 2012 that you provided certain software and services to Cuba and Sudan. Also, you told us in your letter dated February 2, 2012 that you intended to sell certain software into Syria by September 2013. It appears from your website that Microsoft Lebanon SARL continues to provide support services for Syria. In addition, you state on page 6 that your phones are “being tailored for virtually every demographic and geography worldwide.” Cuba, Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 10-K about any contacts with Cuba, Sudan or Syria. Please provide us with information regarding your contacts with Cuba, Sudan and Syria since the referenced letters. You should describe any products, software, technology or services you have provided into Cuba, Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Cuba, Sudan and Syria or entities they control.

Response:

We do not conduct business in Cuba, Sudan or Syria, or any other country identified as a state sponsor of terrorism and subject to U.S. economic sanctions and Office of Foreign Asset Controls (“OFAC”) export controls, except in accordance with U.S. export authorization or other applicable law, as described below. We have no employees in Cuba, Sudan or Syria and do not advertise or otherwise solicit business in any of these countries. The following is a description of contacts we have had with Cuba, Sudan or Syria since February 2, 2012:

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

•	Microsoft software products and certain mass market free services

We held validated export licenses to sell products in Syria between July 2009 and July 2011, and between September 2011 and September 2013 from the U.S. Department of Commerce to sell commercial off-the-shelf software for telecommunications equipment and associated computers, software, and technology to a South Africa-based telecommunications company in Syria. Since February 2, 2012, all licenses have expired and there have been no further transactions with this this company.

In March 2010, OFAC issued general licenses authorizing the export of services incident to the exchange of free personal communications over the Internet (such as instant messaging, chat and email, social networking, photo and video sharing, web browsing and blogging), which enabled Microsoft to provide products such as the Windows Live Essentials suite to users in Iran and Sudan. The U.S. Bureau of Industry & Security has issued similar authorizations, enabling the export of these products to users in Cuba, Syria and North Korea.

•	Skype

Skype is available in Cuba, Sudan and Syria to the extent permitted by applicable law and U.S. foreign policy. We have extensive policies and practices promoting compliance with U.S. trade policy. We screen Skype’s paid users in Cuba, Sudan and Syria and other embargoed nations against the OFAC Specifically Designated Nationals and Blocked Parties list and other denied parties lists maintained by the U.S. government.

•	Nokia

Microsoft acquired Nokia’s Devices and Services business in April 2014. Prior to the acquisition, Nokia’s Devices and Services provided phone hardware and software applications globally as permitted under Finnish law. We are integrating Nokia in accordance with U.S. legal requirements, including limiting export geographies and screening Nokia’s paying customers in Cuba, Sudan and Syria and other embargoed nations against the OFAC Specifically Designated Nationals and Blocked Parties list and other denied parties lists maintained by the U.S. government.

2.	Please discuss the materiality of your contacts with Cuba, Sudan and Syria described in response to the comment above, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba, Sudan and Syria since the referenced letters. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

Response:

In light of the scope, nature and purposes of the transactions described above, we do not believe they are quantitatively or qualitatively material to our security holders. Our total revenue attributable to Cuba, Sudan and Syria for fiscal years ended June 30, 2014 and 2013 was less than $1 million, and we do not have any assets or liabilities associated with these countries. We have extensive policies and practices and devote substantial resources to comply with U.S. trade policy. Our products and services available in Cuba, Sudan and Syria are consistent with U.S. foreign policy objectives. We are not aware of any concern raised by our shareholders about these transactions. In view of the foregoing, we do not anticipate any unfavorable investor sentiment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segment Results of Operations, page 32

3.	In parts of the discussion of your segments, you do not appear to indicate whether the changes in revenue occurred as a result of changes in prices or volume. For example and without limitation, you explain on page 33 under the caption “D&C Other” that the revenue increase was “offset in part by a 25% reduction in display advertising revenue,” but it is unclear if the decrease was caused by changes in price or volume. Similarly, under “Commercial Other” on page 35, you do not indicate whether the higher revenue was caused from changes in price or volume. Please confirm that you will revise your disclosure in future filings to clarify whether changes in revenue were as a result of change in price or volume. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response:

In future filings, we will include additional information in the “Results of Operations” section of our Management’s Discussion and Analysis to quantify (either numerically or in percentage terms) the material impact of volume and price changes on revenue and describe the underlying reasons for these changes.

Application of Critical Accounting Policies

Goodwill, page 47

4.	Tell us and disclose whether the goodwill at the reporting units is at risk of failing step one of the impairment test. If a reporting unit is at risk of failing step one of the impairment test, please identify and provide the following disclosures for each such reporting unit in future filings:

a.	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

b.	The amount of goodwill allocated to the reporting unit;

c.	A description of the methods and key assumptions used and how the key assumptions were determined;

d.	A discussion of the degree of uncertainty associated with the key assumptions; and

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

e.	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If the estimated fair values substantially exceed the carrying values of your reporting units, please consider disclosing this determination in future filings.

Response:

Except as clarified below, no reporting units are at risk of failing step one of the impairment test. We acquired Nokia’s Devices and Services business on April 25, 2014, and created the Phone Hardware reporting unit to report the results of the acquired business. The assets and liabilities acquired were recorded at fair value as of the acquisition date, and their respective carrying values approximated fair value as of June 30, 2014, due to the short duration between the acquisition date and our fiscal year-end. We continue to monitor and evaluate our Phone Hardware for potential impairment. In future filings, if any reporting unit is at risk of failing step one of the impairment test, we will include additional related disclosures.

Financial Statements and Supplementary Data

Notes to Financial Statements

Note 5 – Derivatives

Credit-Risk-Related Contingent Features, page 69

5.	Tell us what consideration you gave to the disclosure requirements in ASC 815-10-504-H. In this regard, address what consideration was given to the requirement to disclose the aggregate fair value amounts of the derivative instruments with credit-risk-related contingent features that are in a net liability position as well as, if the features were triggered, the aggregate fair value of the additional assets that would be required to be posted as collateral and of the assets needed to settle the instrument immediately.

Response:

The aggregate fair value amounts of derivative instruments with credit-risk-related contingent features in a net liability position as of June 30, 2014 and June 30, 2013 was approximately $180 million and $20 million, respectively, for which no collateral was required to be posted. As disclosed in Note 5, we are not required to post collateral to the extent our issued and outstanding long-term debt maintains an investment grade credit rating and we maintain minimum liquidity of $1.0 billion. For the periods presented, our long-term unsecured debt rating of AAA was ten credit rating levels above non-investment grade and our liquidity was more than 25 times the minimum liquidity requirement of $1.0 billion. Failure to meet these requirements continues to be remote for the foreseeable future.

We continuously consider further disclosure of the aggregate fair value amounts of derivative instruments with credit-risk-related contingent features that are in a net liability position based on facts and circumstances surrounding the credit-risk-related contingent features underlying these agreements, including whether failure to meet such requirements is more than remote and whether there is a substantial likelihood that a reasonable investor would consider such disclosure meaningful.

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

Note 21 – Segment Information and Geographic Data, page 91

6.	Please elaborate on the method used to allocate certain revenue to your segments. In this regard, describe to us and explain the consideration you gave to disclosing how the relative value of the underlying products and services is determined in allocating revenue. Refer to ASC 280-10-50-29.

Response:

Our allocation of certain revenue contracts among segments relates primarily to contracts where customers purchase multiple products and services in the same agreement (generally in our Volume Licensing agreements) and the products and services are reported in different segments. For example, Office 365 Commercial, reported in Commercial Other, is often included with other licensed products, reported in Commercial Licensing. In these cases, the prices for each of the products and services are generally listed separately in the contract and revenue is recorded in the applicable segment based on the price negotiated with the customer for each product and service. Occasionally, a customer purchases a bundle of products and services for one price and an allocation is made based on the relative value of each of the products and services, which may be determined by the relative prices when sold separately or by a cost plus margin approach. In future filings, we will include additional disclosure describing the methodology used to allocate certain revenue to our segments.

7.	We note that the revenue from other countries represents a material portion of total revenue for all periods presented, although no country other than the United States accounted for more than 10%. Tell us the regions or countries that comprise the category of other countries, as well as the associated amount of revenue for each region or country. Explain what consideration you gave to disclosing any material concentrations in geographic revenue. In this regard, we note the risk of regulatory scrutiny in certain foreign countries and regions disclosed on page 21. Refer to ASC 280-10-50-41 and ASC 275-10-50-18(d).

Response:

As a leading global software and device maker, we conduct our business worldwide and in fiscal year 2014 generated revenue from external customers located in more than 200 countries. Other than the United States, no individual country accounted for more than 5% of our total revenue, and based on an assessment of both quantitative and qualitative factors, we do not consider revenue from external customers attributed to any individual foreign country or region to be material or constitute a material concentration.

We acknowledge the Staff’s observation regarding our disclosure of risks associated with regulatory scrutiny in certain foreign countries and regions. We disclose risks associated with conducting business in large foreign markets in which government authorities, including the European Commission, regulate competition law activities and may closely scrutinize the design of our products and the terms on which we make available certain technologies used in these products. We have significant experience resolving competition law regulatory and enforcement actions in several jurisdictions. None of these has adversely impacted our sales in the affected countries or regions. As a result, we do not believe

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

that any significant risk exists in a particular country or region that would warrant additional disclosure of concentrations in our geographic revenue. We will continue to monitor this risk as we prepare our disclosures in future filings.

8.	We note you disclose your significant products and service offerings in a table. Tell us what consideration you gave to separately presenting revenues earned from Microsoft Office systems and Windows PC operating systems between Devices & Consumer and Commercial. In addition, we note you disclose the amount of Commercial Cloud revenue. Tell us and explain the consideration you gave to disclosing the amount of revenue earned from cloud-based offerings within Devices & Consumer in a footnote to the table. To the extent significant to the respective product categories in the table, also tell us what consideration you gave to disclosing the amount of cloud-based revenue attributable to each category.

Response:

Our disclosure of revenue from external customers attributable to significant products and service offerings is presented on a consolidated or entity-wide view, and is not intended to represent a reportable operating segment view. Devices and Consumer (“D&C”) and Commercial are segment groups derived from our reportable operating segments. Accordingly, we do not separately present D&C or Commercial revenue earned from Microsoft Office systems, Windows PC operating systems, or any other specific product categories in the table.

In our fiscal year 2014 Form 10-K, we disclosed the amount of our Commercial Cloud revenue as a footnote to the revenue product table in order to provide additional information to investors to help them gain a better understanding of the revenue impact on our commercial business as we shift our focus to the cloud. We did not separately disclose the amount of revenue earned from our cloud-based offerings within D&C, or any other product category listed, as the contribution to revenue is not considered material for any periods presented. Our cloud-based offerings were launched in 2011, and are still in the early stages of customer adoption.

Management acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please call me at (425)704-8002 or email me at fbrod@microsoft.com.

Sincerely,

/S/ FRANK BROD

Frank H. Brod

Corporate Vice President, Finance and Administration

and Chief Accounting Officer

cc:	Amy Hood, Chief Financial Officer

John Seethoff, Vice President and Deputy General Counsel

Brad Smith, Executive Vice President and General Counsel